Intier Automotive Inc.	521 Newpark Blvd., Newmarket, Ontario Canada L3Y 4X7 Tel: 905 898 5200 Legal Fax: 905 898 6053

INTIER AUTOMOTIVE INC.

ANNUAL MEETING OF SHAREHOLDERS
REPORT OF VOTING RESULTS
(pursuant to National Instrument 51-102, s. 11.3)

Wednesday, May 5, 2004

CLASS A SUBORDINATE VOTING SHARES

(a)

the election of Flavio Cotti, Neil G. Davis, Vincent J. Galifi, Louis E. Lataif, Edward C. Lumley, Rudolf Streicher, Donald J. Walker, Siegfried Wolf and Lawrence Worrall as directors of the Corporation

Voted FOR

(b)

the reappointment of Ernst & Young LLP as the Auditor of the Corporation, based on the recommendation of the Audit Committee of the Board of Directors, and authorizing the Audit Committee to fix the Auditor's remuneration

Voted FOR

CLASS B SHARES

(a)

the election of Flavio Cotti, Neil G. Davis, Vincent J. Galifi, Louis E. Lataif, Edward C. Lumley, Rudolf Streicher, Donald J. Walker, Siegfried Wolf and Lawrence Worrall as directors of the Corporation

Voted FOR

(b)

the reappointment of Ernst & Young LLP as the Auditor of the Corporation, based on the recommendation of the Audit Committee of the Board of Directors, and authorizing the Audit Committee to fix the Auditor's remuneration

Voted FOR

INTIER AUTOMOTIVE INC.
Date May 6, 2004	By: /s/ Bruce R. Cluney Bruce R. Cluney, Secretary